UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SOPHIRIS BIO INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

83578Q100

(CUSIP Number)

December 15, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note

CUSIP No. 83578Q100

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,518,613
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,518,613
9	Aggregate amount beneficially owned by each reporting person. 1,518,613
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.0%*
12	Type of reporting person CO

*	Based on 16,844,736 Common Shares stated to be outstanding as of November 12, 2014, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014.

CUSIP No. 83578Q100

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,518,613
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,518,613
9	Aggregate amount beneficially owned by each reporting person. 1,518,613
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.0%*
12	Type of reporting person CO

*	Based on 16,844,736 Common Shares stated to be outstanding as of November 12, 2014, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014.

CUSIP No. 83578Q100

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 161,447
	6	Shared voting power. -0-
	7	Sole dispositive power. 161,447
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 161,447
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.09%*
12	Type of reporting person CO

*	Based on 16,844,736 Common Shares stated to be outstanding as of November 12, 2014, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014.

CUSIP No. 83578Q100

1	Name of reporting persons. Joseph Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,518,613
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,518,613
9	Aggregate amount beneficially owned by each reporting person. 1,518,613
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.0%*
12	Type of reporting person IN

*	Based on 16,844,736 Common Shares stated to be outstanding as of November 12, 2014, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on August 26, 2013 (the “Original Filing”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

Item 4. Ownership.

The information in Item 4 of the Original Filing is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joseph Lewis beneficially own 1,518,613* Common Shares. MVA Investors beneficially owns 161,447* Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 9.0%* of the Issuer’s outstanding Common Shares outstanding. The Common Shares beneficially owned by MVA Investors represent 0.9%* of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

MVA Investors has the sole power to vote the 161,447* Common Shares it directly and solely owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 1,518,613* Common Shares they beneficially own.

(iii)	Sole power to dispose or direct the disposition of:

MVA Investors has the sole power to dispose of the 161,447* Common Shares it directly and solely owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 1,518,613* Common Shares they beneficially own.

*	The Reporting Persons may be deemed to beneficially own 1,680,060 Common Shares which constitute approximately 9.9% of the Issuer’s outstanding Common Shares (based on 16,844,736 Common Shares stated to be outstanding as of November 12, 2014, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014). Boxer Capital has shared voting and dispositive power with regard to the Common Shares it owns directly. Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares owned directly by Boxer Capital. MVA Investors has sole voting and dispositive power over the Common Shares owned solely by it. None of Boxer Capital, Boxer Management or Mr. Lewis has any voting or dispositive power with regard to the 161,447 Common Shares held by MVA Investors.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated August 26, 2013, between the Reporting Persons, incorporated by reference to Exhibit 1 of Schedule 13G filed on August 26, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC

Date: December 17, 2014
	By:	/s/ Aaron Davis
	Name:	Aaron Davis
	Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

MVA INVESTORS, LLC

	By:	/s/ Christopher Fuglesang
	Name:	Christopher Fuglesang
	Title:	Authorized Signatory

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
Joseph Lewis, Individually